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SEC FILE NUMBER
8-26784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 9/1/2021 (MM/DD/YY) AND ENDING 8/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Decade Securities Corp

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

13555 Bishops Court, Suite 345
(No. and Street)

Brookfield (City) Wisconsin (State) 53005-6218 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Sweet (Name) 262-797-9215 (Area Code – Telephone Number) msweet@decadegroup.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303 (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Sweet, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Decade Securities Corp, as of 8/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BETTY ACKERMAN NOTARY PUBLIC STATE OF WISCONSIN

Betty Ackerman
Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☒ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Shareholders of Decade Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Decade Securities Corp as of August 31, 2022, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Decade Securities Corp as of August 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Decade Securities Corp's management. Our responsibility is to express an opinion on Decade Securities Corp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Decade Securities Corp in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Decade Securities Corp's financial statements. The supplemental information is the responsibility of Decade Securities Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Decade Securities Corp's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

December 29, 2022

DECADE SECURITIES CORP.

Statement of Financial Condition
As of August 31, 2022

ASSETS	**8/31/2022**
Assets:	
Cash	$ 242,808
Marketable securities	923,954
Prepaid income taxes	644
Prepaid computer services	2,523
Total assets	1,169,928
Total assets	$ 1,169,928
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accrued state income tax	$ 288
Total liabilities	288
Total liabilities	$ 288
Stockholders' Equity:	
Common stock (Note 4)	12,891
Additional paid-in capital	475,401
Retained earnings	681,348
Total stockholders' equity	1,169,640
Total liabilities and stockholders' equity	$ 1,169,928

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP.

Statement of Operations
Year Ended August 31, 2022

		8/31/2022
Income:		
Trail commissions	$	153
Dividend income		11,588
Interest income		1,102
Fee Income		18,702
Net investment gain (loss)		(43,627)
Total income		(12,081)
Expenses:		
Personnel		9,960
Professional fees		6,301
Other operating expenses		6,097
Total expenses		22,358
Loss before income taxes		(34,439)
Provision for income tax		0
Net Loss	$	(34,439)

The accompanying notes to financial statements
are an integral part of these statements.

DECADE SECURITIES CORP.

Statement of Changes in Stockholders' Equity
Year Ended August 31, 2022

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance, August 31, 2021	$ 12,891	$ 475,401	$ 715,788	$ 1,204,080
Net loss	---	---	(34,439)	(34,439)
Balance, August 31, 2022	$ 12,891	$ 475,401	$ 681,348	$ 1,169,640

The accompanying notes to financial statements are an integral part of these statements.

DECADE SECURITIES CORP.

Statement of Cash Flows
Year Ended August 31, 2022

		8/31/2022
Cash Flows from Operating Activities:		
Net loss	$	(34,439)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Net loss on marketable securities		43,627
Changes in assets and liabilities:		
Prepaid income taxes		-
Prepaid computer services		
Interest receivable		-
Accounts payable		(2,752)
Net cash used by operating activities		6,435
Cash Flows from Investing Activities:		
Purchase of marketable securities		(346,919)
Proceeds from the sale of of marketable securities		341,564
Net cash used by investing activities		(5,355)
Cash Flows from Financing Activities		-
Net decrease in cash		1,080
Cash, beginning of year		241,728
Cash, end of year	$	242,808
Supplementary information:		
Income taxes paid	$	-
Interest paid	$	-

The accompanying notes to financial statements
are an integral part of these statements.

1. Summary of Significant Accounting Policies

Business Activity

Decade Securities Corp. (the "Company") is a member of FINRA and the SEC and is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates. The Company is under common ownership with its affiliates.

The Company serves as a captive broker/dealer for its affiliate, Decade Properties, Inc. (a stockholder of the Company), to provide servicing of private placements. Decade Properties, Inc., develops and manages properties which may serve as a candidate for a private placement, or syndication. Should Decade Properties, Inc. initiate a transaction that requires a securities license, the Company is engaged to provide those services.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor does it hold customer securities at or throughout the year ended August 31, 2022. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Property and Equipment

Property and equipment are carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The Company provides for depreciation of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Property and equipment consists of the following:

		8/31/2022	
Furniture and equipment		958	useful life - 5 to 7 years
Total	$	958	
Accumulated depreciation		958	
Net	$	-	

Depreciation expense for the year ended August 31, 2022, was $0

Revenue Recognition

The Company earns trailing commissions and is responsible for ongoing client relations duties, which are recorded in those periods as the services are performed.

Interest income is recognized over time on a basis that takes into account the effective yield on the cash and financial instruments held at financial institutions. Dividends are recognized when the right to receive payment is established.

Net trading gain (loss) in the fair value of marketable securities, which consists of realized and unrealized gains and losses on those investments is shown in the statement of operations.

The Company recognizes consulting/feasibility revenues using accrual accounting which requires that revenues are recognized when realized and earned – not when cash is received. The revenue-generating activity must be fully or essentially complete for it to be included in revenue during the respective accounting period. Also, there must be a reasonable level of certainty that earned revenue payment will be received. Lastly, according to the matching principle, the revenue and its associated costs must be reported in the same accounting period. Revenue recognition is a generally accepted accounting principal (GAAP) that stipulates how and when revenue is to be recognized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities

Marketable securities consist of certificates of deposit and mutual bond funds held for investment purposes. These securities are carried at market value as determined by the closing price of the reporting period.

Subsequent Events

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements

2. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2022, the Company's net capital and required net capital were $1,135,334 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was .003 to 1.

3. Common Stock

Common stock consists of 56,000 authorized, 12,891 issued and outstanding $1 par value shares throughout the year ended August 31, 2022.

4. Transactions with Related Parties

As a captive broker-dealer of its affiliate, Decade Properties, Inc., the Company's revenues and financial results are dependent upon this related party.

The Company has an expense sharing agreement, sublease agreement and a working relationship with some of it's affiliates related by common ownership.

- Office space under a month-to-month sublease agreement on the basis of usage by the related entities. Rental expense incurred under this lease was $537 for the year ended August 31, 2022.

- The sharing of administrative services (which are included in Personnel and Professional fees on the Statement of Operations), are expensed based on the actual time spent. The Company incurred a total of $9,960 for administrative services for the year ended August 31, 2022.

- The Company is the broker/dealer of record for the Decade Group 401(k) Profit Sharing Plan ("the "Plan"). In that capacity, the Company has waived its right to receive commissions or fees.

- The Company received advisory fees totaling $18,702 from a related party for consultation regarding a potential private placement offering.

5. Income Taxes

The Company is a corporation for federal and state income tax purposes. The Company has NOL's of $60,011 that are available to offset profits in ensuing years until August 31, 2037. The Company also has NOL's of $19,537 that occurred after 12/31/17 that can be carried forward indefinitely to offset 100% of future profits.
These NOL's result in a deferred tax asset of approximately $16,705. However, for deferred tax assets, corresponding allowances have been recorded because the realization of these amounts is uncertain.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosures required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to federal tax examinations for years beginning before August 31, 2019 and state examinations for years beginning before August 31, 2018.

As of August 31, 2022, the Company has tax overpayments totaling $644 included in prepaid income taxes on the statement of financial condition.

6. Commitments and Contingencies

Concentration of credit risk

The Company maintains cash and cash equivalents at two financial institutions. The combined account balances at each institution typically exceed FDIC insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Management believes that this risk is not significant.

Litigation

The Company is not presently subject to material litigation nor, to the Company's knowledge, is any litigation threatened against the Company, all of which collectively are not expected to have a material adverse effect on liquidity, results of operations, financial condition of the Company.

Going Concern Analysis

Historically the Company has had operating losses and negative cash flows from operations over the last seven years. Ordinarily, these conditions might give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. This assessment included the most current information available, including (1) there is no significant debt coming due and (2) there are substantial liquid resources (cash balances) to support continued operating losses, and (3) there is no working capital deficiency.

Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain. The Company is exploring cost cutting measures. However, management feels with its substantial cash position it will be able to meet all obligations and continue operations.

7. Accounting Pronouncements

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending August 31, 2022. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

8. Fair Value Measurement

The Company values Marketable Securities in accordance with the valuation hierarchy established by generally accepted accounting principles. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

* Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
* Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
* Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of August 31, 2022.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable Securities	$923,954	$923,954	$0	$0
Total	$923,954	$923,954	$0	$0

9. Marketable Securities

The Company has invested in various marketable securities, including mutual funds and exchange traded funds. As discussed in Note 1, these investments are carried at fair value based on quoted market prices. As of August 31, 2022, investments in mutual funds totaled $406,428. Unrealized losses of $25,407 from these securities are classified as unrealized gain (loss) on the Statement of Operations. Interest income of $1 from these securities is included in interest income on the Statement of Operations. Dividend income of $11,588 from these securities is included in dividend income on the Statement of Operations.

The Company also holds a certificate of deposit ("CD") which matures within one year or less, is carried at its net liquid value of $516,886, and included in Marketable Securities on the Statement of Financial Condition. Interest earned on this CD is included on the Statement of Operations as interest income of $894.

DECADE SECURITIES CORP.
Schedule I

August 31, 2022

		8/31/22
Computation of Aggregate Indebtedness and Net Capital Under SEC Rule 15c3-1		
Aggregate Indebtedness ("A.I.")	$	288
Minimum required net capital based on 6 2/3% of A.I.	$	19
Computation of Basic Net Capital Requirement:		
Stockholders' equity	$	1,169,640
Deduct non-allowable assets:		
Prepaid computer services		(2,523)
Prepaid income taxes		(644)
Less: Haircut on ETF's, CEF's, Mutual Funds and CD's		(31,140)
Net Capital		1,135,334
Net Capital Requirement - higher of computation above or minimum $5,000.		5,000
Capital in excess of minimum requirement	$	**1,130,334**
Ratio of aggregate Indebtedness to net capital		.003 to 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of August 31, 2022, as reported in the most recently filed Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Computation for Determination of the Reserve Requirements
The Computation for Determination of the Reserve Requirements is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as mutual fund retailer and direct participant programs. Accordingly, there are no items to report under the requirements of this rule.

Information Relating to Possession or Control Requirements for Brokers and Dealers
Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as mutual fund retailer and direct participant programs. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Shareholders of Decade Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Decade Securities Corp. did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Decade Securities Corp. limits its business activities exclusively to performing mutual fund retailer and direct participation programs, and Decade Securities Corp. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Decade Securities Corp.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Decade Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Decade Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
December 29, 2022

SECURITIES CORP.

Assertions Regarding Exemption Provisions

We, as members of management of Decade Securities Corp. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act (SEA) of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a Non-covered firm because its business activities are performing mutual fund retailer and direct participations programs. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended August 31, 2022.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending August 31, 2022.

Decade Securities Corp

By:

President (Name and Title) 12/29/2022

13555 BISHOPS COURT
BROOKFIELD, WISCONSIN 53005
TELEPHONE • (262) • 797 • 9215
FAX • (262) • 797 • 9216